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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-68827

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/1/2011 (MM/DD/YY) AND ENDING 7/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
WINTERFLOOD SECURITIES INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
61 Broadway, 13th Floor
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Treacy (212) 742-4500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 01 2012
16 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Daniel P. Treacy, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Winterflood Securities Incorporated, for the year ended July 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



9/27/2012

Signature Date

CEO Winterflood Securities Incorporated

Title

STATE OF NEW YORK

COUNTY OF NEW YORK

Daniel P. Treacy appeared before me and swore that he had signed this affirmation for the Company this 27 th day of September 2012.



Notary Public

MATTHEW J. RABIN
Notary Public, State of New York
No. 02RA6257244
Qualified in Kings County
Commission Expires March 12, 20 16

WINTERFLOOD SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Winterflood Securities Holdings Ltd.)

(SEC I.D. No. 8- 68827)

STATEMENT OF FINANCIAL CONDITION
AS OF JULY 31, 2012
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

This report is deemed **PUBLIC** in accordance
with Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Winterflood Securities Incorporated

We have audited the accompanying statement of financial condition of Winterflood Securities Incorporated (the "Company") as of July 31, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Winterflood Securities Incorporated at July 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

September 27, 2012

WINTERFLOOD SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Winterflood Securities Holdings Ltd.)

STATEMENT OF FINANCIAL CONDITION
AS OF JULY 31, 2012

Assets	
Cash	$ 319,977
Receivables from brokers and dealers	390,274
Furniture, equipment and leasehold improvements	149,757
Due from affiliate	4,760
Other assets	26,255
Total assets	$ 891,023
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 206,082
Deferred rent	11,585
Total liabilities	217,667
Stockholder's Equity	
Common stock, $.01 par value, 3,000 shares authorized, 2,900 shares outstanding	29
Additional paid in capital	2,899,971
Accumulated deficit	(2,226,644)
	673,356
Total liabilities and stockholder's equity	$ 891,023

See Notes to Statement of Financial Condition

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business — Winterflood Securities Incorporated (the "Company") is a wholly owned subsidiary of Winterflood Securities Holdings Ltd. (the "Parent"). The Company was incorporated under the laws of Delaware on January 31, 2011. On October 27, 2011 the Financial Industry Regulatory Authority ("FINRA") approved the registration of the Company. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of FINRA. The Company's business activities include institutional sales with respect to U.S. securities and foreign securities. The Company clears its U.S. transactions through a third-party clearing broker. The Company acts as an agent for non-U.S. equity sales by its affiliate, Winterflood Securities Ltd., to U.S. institutional investors and earns commissions income on this brokerage business. The Company clears its foreign equities brokerage business on a delivery versus payment/receipt versus payment basis through its affiliate.

Basis of Presentation — The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to accrued expenses, including compensation related expenses and income taxes at July 31, 2012. Estimates and assumptions are based on the best available information, actual results could be materially different from these estimates

Cash and Cash Equivalents — The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents primarily consists of cash on deposit with a U.S. money center bank. .

Furniture, Equipment, and Leasehold Improvements — Maintenance and repair costs are expensed as incurred. Furniture and equipment are carried at cost, less accumulated depreciation and are depreciated on a straight-line basis generally using estimated useful lives of 3 to 5 years. Leasehold improvements are carried at cost, less accumulated depreciation and are depreciated on a straight-line basis using either the life of the lease or the estimated life of the asset, whichever is shorter. As of July 31, 2012 fixed assets are comprised of the following:

Computer equipment	145,186
Furniture & fixtures	24,104
Leasehold Improvement	25,366
Total	194,656
Less: Accumulated Depreciation	(44,899)
Net	$ 149,757

Commission Revenues and Brokerage, and Clearance Expenses — Commissions charged for executing customer transactions are recorded on a trade date basis and are included in current period earnings. Commissions charged in foreign currencies are recorded in U.S. dollars (USD) at the translated values. Brokerage and clearance expenses are recorded in the same period as revenue is recognized. (Also refer to Note 2).

Interest Income — Interest revenue is earned on cash based on the prevailing short-term market rates.

Receivables from Brokers and Dealers — Receivable from brokers and dealers is the deposit required pursuant to the clearing agreement and other cash on deposit with the Company's U.S. clearing broker.

Income Taxes — The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the statement of financial condition. Under this method, deferred tax assets and liabilities are determined based on the differences between the statement of financial condition and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that it would be able to realize their deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance is made, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740-10-25 *"Accounting for Uncertainty in Income Taxes"* on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

2. RELATED PARTY TRANSACTIONS

The Company has a Commission Sharing Agreement with their Affiliate, Winterflood Securities Ltd. At July 31, 2012 there is a Receivable from affiliate in the amount of $4,760.

3. INCOME TAXES

The Company has established a deferred tax asset of $998,121 representing loss carry forwards, of $570,200, and $422,705 in depreciation and amortization of start-up costs and $5,216 in deferred rent.

A full valuation allowance has been recorded against the net DTA as it is more likely than not that the DTA will not be realized until we have more historical data necessary to support the future realizability of the DTA at July 31, 2012 is available. Such deferred tax assets expire in 2031. The effective tax rate differs from the statutory tax rate primarily due to the valuation allowance.

There are no uncertain tax positions at July 31, 2012. It is unknown whether any unrecognized tax benefits could be impacted within the next 12 months. Therefore, the Company has not recorded interest and penalties for the year ended July 31, 2012.

4. EMPLOYEE BENEFIT PLANS

401(k) Retirement Plan — The Company maintains a 401(k) retirement plan (the "Plan") covering all of the eligible employees of the Company. The Company's contribution to the Plan is based on a percentage of employees' contributions and discretionary amounts.

5. COMMITMENTS AND CONTINGENCIES

Leases — The Company occupies office space under non-cancelable lease with initial or remaining terms of approximately two years. Future minimum payments are as follows:

2013	$ 90,559
2014	108,376
Total	$ 198,935

Guarantees — The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under this agreement is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

6. FAIR VALUE

Substantially all of the Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Management estimates that the fair value of the financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates the carrying value as such financial assets and liabilities are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

7. OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as an agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amounts of the transaction. The Company's counterparties include U.S. and foreign customers and brokers and dealers that are members of regulated exchanges. The Company does not anticipate nonperformance by such customers or financial institutions; however, the Company's policy is to monitor its market exposure and counterparty risk.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-l"), which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items. At July 31, 2012, net capital of $488,143 exceeded the required net capital minimum of $250,000 by $238,143.

9. SUBSEQUENT EVENTS

The Company received a $1,000,000 capital contribution from its Parent on August 23, 2012.

The Company evaluates events subsequent to July 31, 2012 through the date on which the statement of financial condition is issued. Other than discussed above, there have been no subsequent events subsequent to July 31, 2012 that require disclosure or adjustment to the statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

September 27, 2012

Winterflood Securities Incorporated
61 Broadway
New York, NY 10006

In planning and performing our audit of the financial statements of Winterflood Securities Incorporated (the "Company") as of and for the year ended July 31, 2012 (on which we issued our report dated September 27, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at July 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP